SHEARMAN & STERLING LLP

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[redacted]

03000444

January 21, 2008

Rule 12g3-2(b) File No. 82-35118

SUPPL

SEC
Mail Processing
Section

JAN 22 2008

Washington, DC
102

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Dai Nippon Printing Co., Ltd.
Rule 12g3-2(b) File No. 82-35118

The enclosed information is being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language document for which an English version is not readily available, a summary is attached as Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/KN/ms

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Exhibit A

Documents for which English Versions are Readily Available

No.

Press Releases:

1. Press Release dated December 4, 2007, "DNP and istyle Inc. Launch Promotional Experiment to Display Word-of-Mouth Information on Mobile Phones" (Exhibit A-1)
2. Press Release dated December 6, 2007, "DNP and Wao Net Jointly Develop Tuition Support Tool Using Digital Pen" (Exhibit A-2)
3. Press Release dated December 6, 2007, "DNP Develops MPEG-4 Compact Camera Board with Video Encryption Function for Automobile Mounted Cameras" (Exhibit A-3)
4. Press Release dated December 18, 2007, "Jolly Technologies and Dai Nippon Printing Partner to Supply Advanced UV Printing and Smart Chip, Contactless and Magnetic Encoding Capabilities" (Exhibit A-4)

Exhibit A-1

DNP

News Release

December 04, 2007

DNP and istyle Inc. Launch Promotional Experiment to Display Word-of-Mouth Information on Mobile Phones

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) and istyle, Inc. launched a promotional experiment from November 16, 2007, in which it is possible to display information about cosmetics on mobile phone screens by passing an Osaifu-Keitai over a compact terminal placed at the counters of @cosme store, the cosmetics outlet of cosme next Co., Ltd. This experiment uses a "site-kicker" mechanism which immediately displays on mobile phone screens a pre-registered URL with links to a specific compact terminal when the Osaifu-Keitai is passed over our dedicated terminal.



It is possible to obtain word-of-mouth information by passing an Osaifu-Keitai over an dedicated terminal installed on an in-store basis at the cosmetic outlet of cosme next Co., Ltd. (The mobile phone screen displayed in this photograph is for image purposes only).

[Tests]

When users pass an Osaifu-Keitai over a compact terminal with a built-in POP function, a connection is made to "@cosme mobile," the @cosme mobile site operated by istyle, Inc., and word-of-mouth information about cosmetics with POP tie-ins is displayed on the mobile phone screen. When passing the Osaifu-Keitai over compact terminals attached to in-store products, including cleansing foam and skin lotion, the @cosme mobile product ranking will be displayed on a real time basis. Users can obtain the latest word-of-mouth information and rankings on an in-store basis, and can use this information as a point of reference when making product comparisons.

By conducting these tests, DNP aims to carry out surveys and validate the ease of system usage, user responses, and impact on sales comparisons, including usage status depending on the location of the terminal, and plans to put those results to

use in fully fledged product roll outs in the future.

A summary of the experiments is as follows.
Cooperating store:
@cosme store (operated by cosme next Co., Ltd.) at the B2 level of the Lumine West Shinjuku outlet
Test period:
November 16 – December 13, 2007
Number of terminals:
17 (11 with POP tie-ins, and 6 attached to in-store fixtures)

[Site Kicker Overview]
The site-kicker is comprised of a site-kicker terminal, which is a compact FeliCa reader-writer, and a site-kicker server to administer the URL. When users pass the Osaifu-Keitai over the site-kicker terminal, the registered URL with links to that specific site-kicker terminal is immediately displayed on the mobile phone screen. With this system it is not necessary to install a dedicated mobile phone program, and can be used merely by passing the Osaifu-Keitai over the dedicated terminal. The URL displayed is administered on the site-kicker server, and companies which distribute information can easily register from the website administration screen.

[Compatible Osaihu-Keitai Models]
NTT DoCoMo FOMA® 902i series, 903i series, 904i series, F702iD, F703iD, N703iD, P703i, SH703i, S0703i, F704i, SH704i, S0704i along with all au and Softbank all models (as of November 2007).

[Site Kicker Usage Fees and Anticipated Sales]
The site-kicker will be provided on a rental basis, and the site-kicker server on an ASP basis. Monthly fees on the basis of usage of five site-kicker terminals and the site-kicker server are 230,000 yen (exclusive of tax,) and 350,000 yen (also exclusive of tax,) in the case of ten terminals.
DNP anticipates 300 million yen in site-kicker based sales over the five year period from April 1, 2007.

- Osaifu-Keitai and FOMA are registered trademarks of NTT DoCoMo Inc.
- FeliCa is a contactless IC card technology developed by Sony Corporation. FeliCa is a trademark of Sony Corporation.
- au is the registered trade mark of KDDI Corporation.
- Softbank and the Softbank name and logo are registered trade marks or trade marks of Softbank Corporation in Japan and other countries.

* This service is offered in Japan, only.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconven ence.

Exhibit A-2

DNP

WAO!

December 06, 2007
Dai Nippon Printing Co. Ltd.
Wao Net

DNP and Wao Net Jointly Develop Tuition Support Tool Using Digital Pen

Helps Make Pupils' Thinking More Visible

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) and Wao Net have jointly developed a tuition support tool designed to enhance the learning effect by using an Anoto format digital pen which records text and diagrams as digital data.
In addition to the existing functions, and in a Japanese first for the Anoto format digital pen, DNP and Wao Net have added a function to allow for the transmission of text and diagrams as digital data on a real-time basis to such media as PCs.
By using this function in conjunction with a projector, it is possible for pupils to confirm and compare digitalized versions of their own work with that of classmates, promoting classroom communication as a result. As it is also possible for teachers to instantly grasp the thinking of pupils as they performed their classroom tasks, it becomes possible to provide more efficient study evaluations. DNP and Wao Net will promote tests at educational institutions, including schools and cram schools already participating, with a view to verifying the educational effect of the enhanced digital pen, and will commence marketing in April 2008.

[Background and Aims]

DNP has capitalized on the features of the digital pen, which saves text and diagrams written on paper as digital data, to provide numerous services to date, including those designed to improve operational efficiency at companies. DNP has built up a successful track record with these developments being introduced in a variety of areas, including application acceptance systems at consumer credit and credit companies, along with testing and maintenance systems at electrical power companies. DNP has also focused on the educational area, with its ongoing tendency towards hand-writing over typed text, and developed a test score system for cramming schools in 2003.
While there has been a recent emphasis on "personalized" instruction, it has become more difficult to record on an individual basis and objectively grasp just what each pupil is thinking, how much they understand, and where they had problems in the normal course of lessons. And it was in order to meet this challenge that DNP, in conjunction with Wao Net which operates an e-learning and specialized IT solutions business for the educational field, developed this tuition support tool. The tool integrates classroom guidance and appraisals and enhances the learning effect, by recording the process by which each pupil entered their answers, which helps the teacher get a grasp of how all the pupils were thinking during their assignments in just a short time.

[Features of the Lesson Support Tool]

Pupils can record text and diagrams as written on the paper

- It is possible to record text and diagrams written by pupils as digital data in the original handwriting.
- It is also possible to take records for all pupils, allowing for easy categorizing of pupils thoughts and ideas.

Handwriting can be introduced into PCs on a real-time basis

- It is possible to take handwritten inscriptions on paper, generated as digital data, and to transmit that data to computers on a real time basis. By projecting the results on a screen during class, it is possible to heighten the pupils' sense of participation and it is expected that the system may provide the means to increasing pupil independence.
- It is possible to stay abreast of the pupils' progress as they undertake tasks, and write down their thoughts and answers.

Areas of study and the order of pen strokes can be reproduced

- As it is possible to reproduce individual pen strokes, and confirm the stroke order of Chinese characters.
- As it is possible to save the pupils answers, and reproduce the order in which they were made, tutors can discover where the pupils had problems with the reasoning process, and the cause, and link this to study evaluations.

[Teaching Support Tool Components]

- Standard components

1) Pen set (Seven pen bodies, peripheral equipment etc.)
2) Bluetooth USB adaptor
3) Application CD
4) Installment and tool use manual
5) Pairing setting card
6) Two types of paper (class register, designated color, designated thickness)
7) Starter set for dedicated paper

- Equipment to be prepared on the user side, including schools

1) PC (Compatible with Windows XP SP2)
2) Projector

- Recommended operating environment

OS: Windows XP SP2 (Japanese version)
Memory: RAM in excess of 1GB
Corresponding interface: USB 1.1/2.0 (Used in Bluetooth USB adaptor attachment)

[Overview of Classroom Tests to Date]

DNP and Wao Net have conducted in excess of ten tests to date using the digital pen in classroom settings beginning with public primary schools and including middle schools and universities. Comments from pupils and teachers who participated in the tests include the following; "unlike instances where opinions are merely noted in a pupil notebook, by using the digital pen

and a screen it is possible see everyone's opinion at the same time, and to hear not only verbal opinions, but also perform visual confirmation of those opinions (during presentations etc.) and I have been able to get a fuller understanding of what others are thinking as a result." Also, "I was able to discover which part of the lesson the pupil failed to understand or where they had problems, and am now in a position to provide on the spot guidance in response."

(Examples of experiments conducted at public primary schools: First year Japanese, second year craft, third year science, fourth year arithmetic, fifth year Japanese and sixth year social studies).

[Forward Looking Events]

DNP and Wao Net will continue to conduct classroom tests making use of the digital pen (scheduling approximately ten such tests in the year beginning April 1, 2008). And using the results of those tests as a base, we will also conduct joint research with SI companies, package vendors and publishing companies which operate businesses aimed at the educational field, carry out business development, aiming for sales of one billion yen in the period from 2008 to 2011 from support tools for primary schools, cramming schools and university examination prep schools as well as universities, themselves.

Anoto format digital pen:
Developed by Anoto AB of Sweden. A mini-camera built into the pen, photographs microscopic dot patterns printed on the dedicated paper, and records the type of paper and track of the pen as it travels over the paper.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

Exhibit A-3

DNP

News Release

December 06, 2007

DNP Develops MPEG-4 Compact Camera Board with Video Encryption Function for Automobile Mounted Cameras

Strengthened Security Prevents Video Data Leaks and Tampering

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) has developed the CB4210B, a MPEG-4 camera board intended to be embedded in automobile mounted cameras, which comes with a function for encrypting and storing video data, and will launch sales from early 2008.



The CB4210B, an MPEG-4 camera board intended to be embedded in automobile mounted cameras, which comes with a function for encrypting and storing video data.

[Background]

When investigating the cause of traffic accidents, the authorities are often forced to rely on the testimony of the parties to the incident and witnesses at the scene as evidence, and in many instances it can take time to validate the truth. For that reason, and to take the place of testimony of the parties and witnesses, we are seeing increasingly more automobiles, particularly industrial vehicles such as taxies and trucks, with mounted cameras which automatically record video images, including those around the time of accidents, and this market is expected to expand further going forward.

On the other hand, however, as almost anyone can now easily handle video data given the progress in digital technology, the new challenge we face is to prevent leaks and tampering with the recorded video images of the accident.

The product developed by DNP for automobile mounted cameras comes with an added video data encryption function to strengthen security, which makes it possible to prevent data leaks or tampering. Based on this, we expect to see improvements in the reliability of video data.

[CB4201B Summary]

- The MPEG-4 module with attached encryption function, image enhancement IC, acceleration sensor, SD card socket, and a NTSC camera interface are embedded on the surface of a 65mmX95mm compact board.
- The recorded video is encrypted, and as it is necessary to receive authentication from the administrator to browse the content, it is possible

prevent illicit removal of or tampering with the video data.

- When an impact is detected in incidents including rear end and other collisions, or in cases where the car breaks sharply or swerves, the acceleration sensor reacts, and a maximum of 35 seconds worth of video and audio is recorded from immediately prior to the shock or reaction.
- As the input video and audio are encoded into a MPEG-4 format and compressed into a low volume video file, it is possible to save an extensive amount of video time on the SD card.
- The MPEG-4 compact camera comes mounted with an image enhancement IC, which dynamically corrects the contrast of video images recorded under extreme conditions including at night and backlight, and records them as high-visibility video images.

[CB4201B Security Function]

Video data is record-encrypted, and stored on an SD card. It is possible to decrypt then browse and manage the recorded video by having the data administrator perform authentication, via such methods as an IC card or USB memory with an authentication function using a PC installed with the necessary dedicated software.

[Forward Looking Developments]

DNP intends to market the CB4201B to automobile manufacturers, vehicle mounted equipment makers and camera makers. We plan for sample prices of 50,000 yen per unit, and anticipate sales of 1.5 billion yen from client based customization, video management system operational support and related products in the year ending March 31, 2010.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

Exhibit A-4

JOLLY

DNP

December 18, 2007

Jolly Technologies and Dai Nippon Printing Partner to Supply Advanced UV Printing and Smart Chip, Contactless and Magnetic Encoding Capabilities

Jolly Technologies integrates ID Flow with DNP's CX-330 Advanced Feature Set

SAN CARLOS, California & TOKYO, Japan. – December 18, 2007 – Today Jolly Technologies, the world's #1 identity software company, and Dai Nippon Printing Co., Ltd. ('DNP') announced a formal partnership to provide a tailored printing solution to support DNP's CX-330 printer line.

ID Flow is the industry's premier software for ID card design, data management and production. Jolly has customized its ID Flow Enterprise Edition to include UV ribbon printing and support of Omni Key and Digion24's units for contactless and smart chip encoding. Licenses will be activated and supported through Jolly Technologies and carry the Jolly brand.

"We thoroughly tested all of the major software products and found Jolly's ID Flow Suite to be at the top of the class," said Kenji Matsuda, Manager International Operations, DNP. "Our channel philosophy and distribution partners have also aligned nicely and we look forward to this being a very productive relationship."

"We're very happy be working with DNP," said Brett Changus, Vice President Engineering, Jolly Technologies. "The support of higher level encoding technologies has long been requested by our dealers. We foresee promising market applications for UV printing capabilities that allow ID verification by use of a black light. We are honored that DNP has chosen to develop these capabilities in conjunction with Jolly Technologies.

"DNP brings some very unique features to the ID Card printer market. Jolly's approach to ID Card design and production software made them the perfect developer to create a user friendly interface for DNP's special functionality" said Jeff Kruse, General Manager of TransTech Systems. "TransTech as a distributor of Secure Identification Systems is privileged to carry both Jolly Technologies and DNP product lines."

Pricing and Availability

The integrated product will be made available by Jolly Technologies and DNP and distributed in the U.S. through TransTech Systems. The software release is expected in early 2008.

About Jolly Technologies

Jolly Technologies, founded in 2000, develops and distributes a suite of secure identification software products, including ID Flow, the world's #1 identification software, Lobby Track visitor/entry tracking software, access control software, and a variety of other custom security products. As the recognized leader in the rapidly growing secure identification market, Jolly Technologies is partnered with the industries largest hardware manufacturers to offer complete solutions through our channel partners. Based in San Carlos, California, Jolly Technologies is one of the world's fastest growing software companies. For more

information, visit www.jollytech.com or call toll-free 1-888-25-JOLLY.

About Dai Nippon Printing

Dai Nippon Printing Co., Ltd. ('DNP') celebrated the 131st anniversary of its founding in October 2007. Shueisha, the forerunner of Dai Nippon Printing Co., Ltd., was established in 1876. The Company later branched out into a variety of fields, including commercial printing, packaging, decorative materials, business forms, electronics and industrial supplies. Today, DNP has established itself as the leader in the world in the field of comprehensive printing. Currently, DNP employs about 38,000 people. In Japan, DNP has 14 division offices in major cities, 47 sales bases, and 55 production plants, while overseas it has another 21 sales offices and seven production plants. For more information, please visit www.dnp.co.jp.

Exhibit B

Brief Descriptions in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared brief descriptions in English for these Japanese language documents below:

Semi-annual Securities Report for the fiscal half-year ended September 30, 2007, as filed with the Kanto Financial Bureau of the Ministry of Finance Japan on December 21, 2007, which includes:

I. Corporate information

A. Corporate overview
1. History of changes in major business indices
2. Overview of business
3. Affiliated companies
4. Employee information

B. Business
1. Discussion of business results
2. Production, orders and sales
3. Management issues
4. Material contracts
6. Research and development

C. Capital assets
1. Important capital assets
2. Plans for new construction projects and disposition of facilities

D. Company information
1. Share information
   a. Total number of shares
   b. Stock acquisition rights
   c. Rights plans
   d. Number of shares outstanding, changes in capital stock
   e. Major shareholders
   f. Voting rights
2. Changes in share price
3. Directors and corporate auditors

E. Interim Financial Information
1. Interim Consolidated Financial Statements
   (1) Interim Consolidated Financial Statements
      a. Interim Consolidated Balance Sheets
      b. Interim Consolidated Statements of Income
      c. Interim Consolidated Statements of Changes in Net Assets
      d. Interim Consolidated Statements of Cash Flows
   (2) Others
2. Interim Non-consolidated Financial Statements
   (1) Interim Non-consolidated Financial Statements
      a. Interim Non-Consolidated Balance Sheets
      b. Interim Non-Consolidated Statements of Income
      c. Interim Non-Consolidated Statements of Changes in Net Assets
   (2) Others

F. Referencc materials

II. Information of Guaranty Company and Others

Independent Auditor's Report

END